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                                                                    Exhibit 2.11

                              TAX SHARING AGREEMENT


        This Tax Sharing Agreement, dated ___, 2000, is made by and between MRV Communications, Inc. ("MRV"), a Delaware corporation, and Luminent, Inc. ("Luminent"), a Delaware corporation.


                                    RECITALS


A. In December, 1999 Luminent was created as a wholly owned subsidiary of MRV and became a member of the affiliated group of corporations of which MRV was the common parent (the "MRV Group").

B. During the period that Luminent was a member of the MRV Group, it joined other members of the group in filing consolidated federal income tax returns.

C. Under the tax laws of some states and foreign jurisdictions, Luminent has joined other members of the MRV Group in filing consolidated, combined, or unitary returns. Luminent has made no payments to other members in respect of its share of the tax liability reported on those returns or to compensate other members for the use of their losses, credits or similar tax attributes to reduce Luminent's share of the aggregate tax liability. Similarly, Luminent has received no payments from other members to compensate Luminent for the use of its losses, credits, or similar tax attributes to reduce the aggregate tax liability.

D. Luminent plans to issue new shares of its common stock through a public offering. Thereafter, pursuant to a Master Separation and Distribution Agreement dated ______, 2000 between MRV and Luminent, MRV will distribute all of its stock in Luminent to its shareholders (the "Distribution"). The Distribution will cause Luminent to leave the MRV Group (the "Separation").

E. In anticipation of Luminent's departure from the MRV Group, MRV and Luminent would like to allocate responsibilities for certain tax matters. In particular, the parties would like to provide for the payment by Luminent of its share of tax liabilities determined on a consolidated, combined, or unitary basis and to compensate affiliates for the use of their losses, credits, or other tax attributes to reduce Luminent's share of the aggregate tax liability. Similarly, the parties would like to provide for the compensation of Luminent for the use of its losses, credits, or similar tax attributes to reduce the aggregate tax liability. The parties would also like to provide for compensation or reimbursement as appropriate to reflect redeterminations of the tax liability of Luminent for periods during which it joined in the filing of consolidated, combined, or unitary returns with MRV or other affiliates. Finally, the parties would like to provide and fix the responsibilities for certain administrative matters, such as (1) the preparation and filing of tax returns for periods beginning before the date of the Distribution (the "Distribution Date"), (2) the payment of taxes shown to be due and payable on those returns (as well as any estimated or advance payments required before the filing of those returns), (3) the retention, maintenance and provision of access to all records necessary to prepare and file appropriate tax returns, and (4) the conduct of audits, examinations, and proceedings that could


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F. result in a redetermination of tax liabilities of MRV, Luminent or other subsidiaries of MRV for periods beginning before the Distribution Date.


                                    AGREEMENT

        To accomplish the purposes described above, MRV and Luminent agree as follows:

1. Definitions.

As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" means, with respect to a specified Person, any other Person that (i) directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person or (ii) to the extent not already covered under clause (i), is a member of the same consolidated, combined or unitary group as the specified Person for Tax purposes.

"Agreement" has the meaning set forth in the Recitals hereof.

"Ancillary Agreements" has the meaning set forth in the Master Separation Agreement.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto, as in effect for the taxable period in question.

"Contribution" means the transfer of assets and liabilities from MRV to Luminent pursuant to the Master Separation Agreement.

"Contribution Date" means the date on which the Master Separation Agreement was executed.

"Distribution" has the meaning set forth in the Recitals of this Agreement.

"Distribution Date" means the date as of which the Distribution will be effected, as determined by the Board of Directors of Luminent.

"Federal Consolidated Return" means any Tax Return with respect to Federal Income Taxes filed on a consolidated basis wherein both one or more members of the MRV Group and one or more members of the Luminent Group join in the filing of such Tax Return (for any taxable period or portion thereof).

"Federal Income Tax" means any tax imposed under Subtitle A of the Code (including the taxes imposed by sections 11, 55, 59A, 1201(a) and 1502 of the Code and the Treasury Regulations promulgated thereunder), and any other income-based United States federal tax that is hereinafter imposed, plus any interest, additions to tax or penalties applicable or related thereto.

"Final Determination" means the final resolution of liability of a Party or any of its relevant Affiliates for any Tax for a taxable period (i) by Internal Revenue Service Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the IRS, or by a comparable form under the laws of other jurisdictions, on the date of acceptance by or on behalf


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of the Taxing Authority of such jurisdiction, except that a Form 870 or 870-AD or comparable form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of the IRS or other Taxing Authority to assert a further deficiency shall not constitute a Final Determination; (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions; (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing the Tax; or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations.

"Indemnified Parties" has the meaning set forth in Section 13(b) of this Agreement.

"Indemnifying Parties" has the meaning set forth in Section 13(b) of this Agreement.

"Internal Restructuring" has the meaning set forth in the Recitals of this Agreement.

"IRS" means the Internal Revenue Service.

"Letter Ruling" means the advance letter ruling expected to be issued by the IRS to Luminent setting forth certain Federal Income Tax consequences of the Separation, and any supplemental or additional letter rulings that may be issued by the IRS to any of the Parties or their Affiliates with respect to the Separation or any part thereof in response to a ruling request by Luminent or MRV.

"Luminent Group" means, (i) with respect to any taxable period or portion thereof ending on or prior to the Contribution Date, Luminent and its Affiliates and (ii) with respect to any taxable period or portion thereof beginning after the Contribution Date, Luminent and its Affiliates other than any member of the MRV Group.

"Master Separation Agreement" means the Master Separation Agreement entered into by and between Luminent and MRV, dated as of __________, 2000.

"Master Transitional Services Agreement" means the Master Transitional Services Agreement entered into by and between Luminent and MRV, dated as of __________, 2000.

"MRV" has the meaning set forth in the Preamble of this Agreement.

"MRV Group" means, with respect to any taxable period or portion thereof, MRV and any Person that directly, or indirectly through one or more intermediaries, is controlled by MRV.

"Non-Federal Combined Tax" means any tax, other than a Federal Income Tax, with respect to which a combined, consolidated or unitary return is filed or required to be filed wherein both one or more members of the MRV Group and one or more members of the Method Group join in the filing of such Tax Return (for any taxable period or portion thereof).


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"Non-Federal Combined Tax Return" means any Tax Return relating to any
Non-Federal Combined Tax.

"Opinion of Counsel" means an opinion of independent tax counsel of recognized national standing and experienced in the issues to be addressed, which independent tax counsel is acceptable to both MRV and Luminent.

"Original Ruling Request" means the ruling request submissions (together with all exhibits and appendices thereto) that were submitted to the IRS on behalf of Luminent.

"Person" means any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or other entity (regardless of whether such entity is disregarded as an entity separate from its owner for Federal Income Tax purposes).

"Post-Contribution Period" means a taxable period that begins after the Contribution Date.

"Post-Distribution Period" means a taxable period that begins after the Distribution Date.

"Pre-Contribution Period" means a taxable period that ends on or before the Contribution Date.

"Pre-Distribution Period" means a taxable period that ends on or before the Distribution Date.

"Public Offering" means the initial public offering by MRV of shares of MRV common stock pursuant to the S-1.

"Pro Forma MRV Group Combined Return" means a pro forma Non-Federal Combined Tax Return or other schedule prepared with respect to the MRV Group pursuant to this Agreement.

"Pro Forma MRV Group Consolidated Return" means a pro forma consolidated Federal Income Tax Return or other schedule prepared with respect to the MRV Group pursuant to this Agreement.

"Registration Rights Agreement" means the Registration Rights Agreement entered into by and between Luminent and MRV, dated as of ___________, 2000.

"Restricted Stock" means stock issued under the Luminent Electronics, Inc. Incentive Stock Award Plan, including any shares of MRV stock distributed to holders of Restricted Stock in connection with the Distribution.

"Representative" means with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys, and representatives.

"Restricted Period" means the period beginning on the Distribution Date and ending two years and one day thereafter.


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"Ruling Request" means the Original Ruling Request and any supplemental letter ruling requests submitted to the IRS by Luminent or MRV (after obtaining MRV's consent or Luminent's consent, as applicable), pursuant to which the Letter Ruling is issued.

"S-1" means the registration statement on Form S-1, Registration No. 333-34864, originally filed by MRV with the Securities and Exchange Commission on April 14, 2000 in connection with the initial public offering of MRV common stock, as it has been or may be amended.

"Tainting Act" has the meaning set forth in Section 13(b)(i) of this Agreement.

"Tax" means any form of taxation imposed by a national, municipal, governmental, administrative, judicial, state, federal, foreign, or other body (a "Taxing Authority"), regardless of when such form of taxation was or is created or imposed, including any net income, alternative or add-on minimum, gross income, sales, use, ad valorem, escheat, gross receipts, value added, franchise, profits, license, transfer, recording, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profit, custom duty, or other tax, government fee or other like assessment or charge of any kind whatsoever, together with any related interest, penalties, or other additions to tax, or additional amount imposed by any such Taxing Authority.

"Tax Asset" means any Tax Item that has accrued for Tax purposes, but has not been used during a taxable period, and that could reduce a Tax in another taxable period, including a net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax.

"Tax Benefit" means an amount by which the Tax liability of an Indemnified Party is reduced (including by (i) deduction, (ii) reduction of income by virtue of increased tax basis or otherwise, or (iii) entitlement to a Tax refund, credit or otherwise).

"Tax Detriment" means an amount by which the Tax liability of an Indemnified Party is increased (including by decreases in Tax refunds and credits).

"Tax Item" means any item of income, gain, loss, deduction, credit, recapture of credit, or any other item that may have the effect of increasing or decreasing Taxes paid or payable.

"Tax Return" means any return, filing, questionnaire or other document required to be filed or that may be filed (including requests for extensions of time, filings made with estimated Tax payments, claims for refund, elections or amended returns) for any taxable period with any Taxing Authority in connection with any Tax (whether or not a payment is required to be made with respect to such return, filing, questionnaire or other document).

"Taxing Authority" has the meaning set forth in the definition of the term "Tax" in this Section 1.01.

"Treasury Regulations" means the regulations promulgated under the Code, and any successor provisions thereof, as in effect for the relevant taxable period.


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The definitions above shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine or neuter form. The words "include," "includes" and "including" when used in this Agreement shall be deemed to be followed by the phrase "without limitation." The headings contained in this Agreement are inserted for convenience only and shall not constitute a part hereof. This Agreement shall be construed in accordance with its fair meaning and shall not be construed strictly against the drafter.

For purposes of this Agreement, other capitalized terms not defined in this Agreement shall have the meaning given those terms by the Master Separation and Distribution Agreement entered into as of _________, 2000 between MRV and Luminent.

2. COMPUTATION OF TAX LIABILITY.

The computation of Tax liability on any consolidated, combined or unitary return that includes Luminent and at least one other corporation and covers a period beginning before the Distribution (a "Pre-Distribution Group Return") shall, to the extent permitted by law, be made in accordance with the methods used in comparable returns filed before the date of this Agreement.

3. ALLOCATION OF TAX LIABILITY.

        (a) Regular Federal Income Tax. If the consolidated federal income tax liability of the MRV Group for any taxable year for which the group filed or files a Pre-Distribution Group Return is determined on a regular tax basis, the amount of federal income taxes allocable to Luminent shall be determined using the method described in section 1.1502-32(b)(3)(iv)(D) of the Treasury regulations. Thus, Luminent shall be required to pay for any reduction in its separate company liability because of the absorption of losses, credits or other tax attributes of other members. Conversely, Luminent shall be entitled to compensation to the extent that the absorption of its losses, credits, or other tax attributes reduces the group's consolidated federal income tax liability.

        (b) Federal Alternative Minimum Tax.

               (i)   General Rule. If the MRV Group pays alternative minimum tax
(AMT) for any year for which it filed or files a Pre-Distribution Group Return, Luminent's share of the group's consolidated federal income taxes shall equal its share of the group's consolidated AMT, determined under Section 3(b)(ii), with the adjustments provided in Section 3(b)(iii) to reflect the absorption of losses, credits or other tax attributes.

               (ii) Luminent's Share of Consolidated AMT. Luminent's share of the group's consolidated AMT for any year shall equal the excess, if any, of (A) the total consolidated AMT, over (B) the consolidated AMT for the year computed by excluding Luminent's items of income, gain, deduction and loss, and Luminent's credits.

               (iii) Adjustments for Absorption of Tax Attributes. Luminent's share of the group's consolidated AMT shall be adjusted to reflect the absorption of losses, credits or other tax attributes, based on principles similar to those underlying the method of allocating regular federal income taxes described in section 1.1502-32(b)(3)(iv)(D) of the Treasury regulations. If, for any taxable year, the regular tax attributes allocable to members other than Luminent that can be carried forward to the succeeding taxable year are less than those carryforwards would have been if Luminent had not been a member of the group, then Luminent's share of the group's


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consolidated federal income tax liability shall be increased to reflect the incremental absorption of the tax attributes of other members. Conversely, if Luminent's regular tax attributes are used to offset taxable income of other members, or tax liability attributable to such income, then Luminent's share of the group's consolidated federal income tax liability shall be decreased to reflect such use of Luminent's tax attributes. The amount of the adjustment for absorbed credits shall equal the amount of those credits. The amount of the adjustment for absorbed losses shall equal the product of the absorbed losses and the highest marginal regular federal income tax rate in effect for the year in which the losses are absorbed. If the adjustment described in this Section 3(b)(iii) exceeds the amount determined in Section 3(b)(ii), the excess shall be credited against Luminent's liability for other taxable years or, in the case of taxable years covered by returns filed after the public offering, Luminent shall be entitled to receive the amount of such excess pursuant to Section 4(b).

        (c) Other Taxes. Luminent's share of Taxes other than federal income taxes that are determined on a consolidated, combined, or unitary basis shall be determined by applying the principles underlying the allocation method described in section 1.1502-32(b)(3)(iv)(D) of the Treasury regulations. Thus, Luminent's share of the Taxes will generally equal the Tax liability that Luminent would have had if it had filed a separate return for the relevant period. Luminent shall be required to pay MRV to the extent that Luminent's separate company liability is reduced by the absorption of losses, credits or other tax attributes of other members. Conversely, MRV shall compensate Luminent to the extent that the absorption of Luminent's losses, credits, or other tax attributes reduces the combined tax liability.

4. PAYMENT OF ALLOCATED TAX.

        (a) Returns Filed Before Public Offering. Within 30 days after completion of the planned public offering of common shares of Luminent, Luminent shall pay to MRV the net, cumulative amount of its share of the taxes assessed pursuant to Pre-Distribution Group Returns filed prior to the public offering.

        (b) Returns Filed After Public Offering. Luminent shall pay to MRV Luminent's share of any Tax liability assessed pursuant to a Pre-Distribution Group Return filed after the public offering referred to in Section 4(a) within 30 days after the filing of that return. Within that same period, MRV shall make to Luminent any payments required as a result of benefits realized by MRV or other members of the MRV Group from the use Luminent's tax attributes.

5. REFUNDS.

MRV shall be entitled to receive any overpayment of Taxes shown on any Pre-Distribution Group Return, as originally filed.

6. ALLOCATION OF MINIMUM TAX CREDITS.

When Luminent leaves the MRV Group, the group shall allocate to Luminent a portion of its consolidated minimum tax credit equal to the ratio that (a) the cumulative amounts of consolidated AMT allocated to Luminent pursuant to Section 3(b)(ii) bears to (b) the total amounts of consolidated AMT paid by the MRV Group for taxable years for which the group filed a Pre-Distribution Group Return. If the Treasury Department issues regulations that require an allocation of a different amount of consolidated minimum tax credit to Luminent, Luminent shall be required to pay (or entitled to receive) the amount by which its share of the consolidated


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minimum tax credit allocated pursuant to the regulations exceeds (or is less than) the amount that would have been allocated to Luminent pursuant to this
Section 6.

7. CARRYBACK OF POST-DISTRIBUTION TAX ATTRIBUTES OF LUMINENT.

If, for any taxable period beginning on or after the Distribution Date, Luminent recognizes a loss, credit, or similar tax attribute that, under applicable law, can or must be carried back to a taxable period during which Luminent joined in filing a Pre-Distribution Group Return, MRV shall, at Luminent's expense, file appropriate refund claims within a reasonable period after being requested by Luminent. MRV shall promptly remit to Luminent any refunds received with respect to any tax attribute so carried back.

8. CONDUCT OF TAX CONTESTS.

        (a) Separate Luminent Claims. Luminent shall have sole and complete authority to contest any claim by a taxing authority arising from an examination of a return that includes only Luminent (a "Separate Luminent Claim").

        (b) Group Claims. MRV shall be entitled to control the contest of any claim by a taxing authority arising from an examination of a Pre-Distribution Group Return (a "Group Claim"). MRV shall notify Luminent of the commencement of any such examination and shall keep Luminent apprised of the status of the examination. Luminent shall be entitled to advise MRV regarding the handling of claims that could affect Luminent's allocable share of the consolidated, combined or unitary Tax liability, and MRV shall not unreasonably reject Luminent's advice. If a claim affects only Luminent's share of the consolidated, combined or unitary Tax liability, and not that of any other member of the MRV Group, Luminent shall be entitled to prepare any written materials submitted to the taxing authority in defense against the claim. Neither Luminent nor its representatives shall be entitled to attend meetings with representatives of the taxing authority without MRV's consent. MRV shall have sole authority to make decisions regarding the settlement of Group Claims. Luminent shall bear any expenses it incurs in participating in the contest of a Group Claim.

        (c) Cooperation. MRV and Luminent shall each provide the assistance reasonably requested by the other in conducting any tax contest, including execution of any powers of attorney or other appropriate documentation, attendance of administrative or judicial proceedings as requested, performance of necessary computations, and, subject to the confidentiality provisions of
Section 14, provision of access to or furnishing books, records, tax returns, and supporting work papers.

9. REDETERMINED TAX LIABILITIES.

        (a) Separate Luminent Claims. If a redetermination of Taxes results from a Separate Luminent Claim, Luminent shall pay any resulting increases in Tax liability and shall be entitled to receive any refunds related to a decrease in Tax liability attributable to the claim.

        (b) Group Claims. Any Tax deficiency arising from a Group Claim shall be paid to the relevant taxing authority by MRV, and MRV shall be entitled to receive any tax refund arising from the contest of the Group Claim. Within 30 days after the final determination of the Group Claim, MRV shall allocate the Tax liabilities for the affected periods, as redetermined, among the members of the MRV Group that joined in filing the relevant Pre-Distribution Group Returns. In allocating the redetermined Tax liabilities, MRV shall apply the allocation method prescribed by Section 3. If the amount of redetermined Tax liability allocated to Luminent for


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any period exceeds the amounts previously paid by Luminent to MRV in respect of
Luminent's allocated Tax liability for that period, Luminent shall pay such excess to MRV within 10 days of receiving notice from MRV of the amount due. If the amounts previously paid by Luminent to MRV in respect of Luminent's allocated Tax liability for any period exceed the amount of redetermined Tax liability allocated to Luminent for that period, MRV shall pay such excess to Luminent within 40 days after the final determination of the Group Claim that led to the redetermination of Tax liability.

        (c) Interest. If applicable law provides for interest on any Tax deficiency or refund to which Section 9(b) applies, then any payments made between Luminent and MRV pursuant to that Section as a result of the deficiency or refund shall also bear interest, computed at the same rate or rates and for the same period as the deficiency or refund bears interest.

10. RETENTION OF AND ACCESS TO RECORDS; COOPERATION AND ASSISTANCE.

        (a) Retention of and Access to Records. Each party shall retain all tax returns for periods beginning before the Distribution Date, together with all related reports, work papers, schedules or other documents or computer files, and, subject to the confidentiality provisions of Section 14, shall make these documents or files available to the other upon request. Neither party shall dispose of any of these documents or files without the other's permission.

        (b) Cooperation and Assistance. Subject to the confidentiality provisions of Section 14, MRV and Luminent shall provide each other with such cooperation, assistance, and information as either of them may reasonably request of the other with respect to the filing with any taxing authority of any tax return, amended return, claim for refund, or other document. With respect to any Pre-Distribution Group Return, such assistance shall include the timely submission by Luminent to MRV of pro forma tax returns for Luminent, including a pro forma return for the tax period of Luminent that will end on the Distribution Date.

11. PREPARATION OF TAX RETURNS; ESTIMATED PAYMENTS.

        (a) Filing of Returns. MRV shall prepare and timely file all Pre-Distribution Group Returns. Within 75 days after the close of each taxable period (including, if applicable, the period that ends on the Distribution
Date), Luminent shall, subject to the confidentiality provisions of Section 14:
(1) furnish to MRV draft tax returns for Luminent and all supporting information and documentation useful in preparing the relevant Pre-Distribution Group Return; (2) allow MRV access at any reasonable time after the Distribution Date to all tax returns of Luminent and supporting papers for those returns; and (3) furnish to MRV such additional tax information and documents as MRV may reasonably request. Luminent shall cooperate in connection with the preparation of any Pre-Distribution Group Returns. MRV shall be responsible for any payments to the applicable taxing authorities required in connection with those returns.

        (b) Amended Returns. MRV shall not amend any Pre-Distribution Group Return in a respect that would affect Luminent's allocable share of the Tax liability for the period covered by the return without providing Luminent an opportunity to review and comment on the proposed amended return. MRV shall not unreasonably reject any comments provided by Luminent on the proposed amended return.

        (c) Estimated Payments. MRV shall make all estimated payments to any taxing authorities required in connection with Pre-Distribution Group Returns, and all payments


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required in connection with requests for extensions of time to file those returns. After making such a payment, MRV shall promptly notify Luminent of any portion of the payment that MRV believes in good faith to be attributable to Luminent's share of the aggregate Tax liability, as determined under Section 3. Within 10 days after its receipt of such notice, Luminent shall pay such amount to MRV or advise MRV of the basis for its disagreement.


12. REPRESENTATIONS AND COVENANTS.

        (a) MRV Representations.

               (i) MRV has reviewed the Original Ruling Request and, to the best of MRV's knowledge, these materials, including any representations and statements concerning MRV, its business operations, capital structure and/or organization, are true, complete and accurate in all material respects. MRV shall, and shall cause each member of the MRV Group to, comply in all material respects with each representation and statement concerning MRV and/or the MRV Group made in the Ruling Request and in the Letter Ruling. Without limiting the generality of the foregoing, with respect to any representation or statement made by, on behalf of, or with respect to MRV or the MRV Group in connection with the Ruling Request or the Letter Ruling, and to the extent such representation or statement relates to future actions or events under their control, neither MRV nor any member of the MRV Group will take (or fail to take) any action during the Restricted Period that would have caused such representation or statement to be untrue if MRV or any member of the MRV Group had planned or intended to take (or fail to take) such action at the time such representation or statement was made by or on behalf of MRV or the MRV Group.

               (ii) MRV hereby represents and warrants that it has no intention to undertake any of the transactions set forth in Section 12(d)(i)(1), below, nor does MRV or any member of the MRV Group have any intention to cease to engage directly in the active conduct of its trade or business (within the meaning of section 355(b)(2) of the Code).

        (b) MRV Covenants.

               (i) MRV covenants and agrees on behalf of itself and each other member of the MRV Group that during the Restricted Period:

                      (1) MRV and the members of the MRV Group will continue to engage in the optical products business (including the design and manufacture of fiber optic products and optical subsystems) and will continue to maintain a substantial portion of their respective assets and business operations as they existed immediately prior to the Distribution.

                      (2) Except as provided in Section 12(b)(iv), below, neither MRV nor any of its Affiliates nor any of its or their respective Representatives will undertake, authorize, approve, recommend, permit, facilitate, enter into negotiations or any contract, or consummate, any transaction or series of related or unrelated transactions with respect to:

                             a. the issuance of stock, or any instrument that
could constitute equity for Federal Income Tax purposes, of MRV or any Affiliate thereof (or any instrument or contract with respect to either, including options, warrants, rights or securities exercisable for, or convertible into, stock, or any instrument that could constitute equity for Federal Income Tax purposes, of MRV or an Affiliate of MRV) other than (x) in the Public Offering and (y) options and restricted and unrestricted stock (A) issued pursuant to [_________________], in an amount not to exceed, in the aggregate, ______________ shares or


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options to acquire shares of MRV common stock or (B) the issuance (or in the case of an option or other right to acquire stock, issuance and exercise) of which is not treated, pursuant to the Letter Ruling, as an "acquisition" of stock for purposes of section 355(e) of the Code;

                             b. the capital stock of, or other equity interest
in, MRV or any of its Affiliates, including any redemptions, repurchases, stock acquisitions or stock dispositions or the dissolution, merger, consolidation or complete or partial liquidation of MRV or any of its Affiliates (or any announcement of any such action), other than (A) stock acquisitions permitted under Section 12(b)(1)a., above, and (B) normal market trading;

                             c. the transfer of assets to any Person in which
MRV or any of its Affiliates holds, directly or indirectly, any stock, option, debt or other interest;

                             d. any disposition of assets that is outside the
ordinary course of business;

                             e. the effectuation of any recapitalization of MRV
or any of its Affiliates, including any stock split, reverse stock split, stock dividend or other change in capital structure (other than the repayment of any indebtedness outstanding immediately after the Distribution); and

                             f. the making of any election under Treasury
Regulations promulgated under Code Section 7701, or any successor regulation or provision, or the taking of any action or the failure to take any action that could cause an entity disregarded as an entity separate from its owner for Federal Income Tax purposes not to be disregarded.

               (ii) MRV covenants and agrees, on behalf of itself and each other member of the MRV Group, that neither MRV nor any other member of the MRV Group will take any position (on a Tax Return, in a Tax proceeding or audit, or otherwise) that is inconsistent with the Ruling Request or the Letter Ruling.

               (iii) MRV covenants and agrees, on behalf of itself and each other member of the MRV Group, that, in addition to the other representations, warranties, covenants and agreements set forth in this Agreement, MRV and each member of the MRV Group will take, or refrain from taking, as the case may be, such actions as Luminent may require as necessary to ensure that the Separation qualifies for the intended Tax treatment, including such actions as Luminent determines may be necessary to preserve the Tax treatment set forth in the Letter Ruling. Without limiting the generality of the foregoing, MRV covenants and agrees, on behalf of itself and each other member of the MRV Group, that MRV and each member of the MRV Group shall cooperate with Luminent if Luminent determines to obtain additional IRS rulings with respect to the Separation or any portion thereof, including rulings pertaining to whether any actual or proposed change in facts and circumstances affects the Tax treatment of the Separation or any portion thereof, and Luminent shall reimburse MRV for reasonable third-party costs and expenses directly related to requests for additional IRS rulings that are initiated by Luminent.

               (iv) Following the Distribution Date, MRV and its Affiliates may take any action or engage in conduct otherwise prohibited by this Section 12(b) so long as prior to such action or conduct, as the case may be, MRV obtains Luminent's consent and, if Luminent so requires, Luminent or MRV receives (A) a ruling from the IRS in form and substance satisfactory to Luminent, in its sole and absolute discretion, and upon which Luminent can rely, to the effect that the proposed action or conduct, as the case may be, will not cause the

Separation or any portion thereof to fail to qualify for the Tax treatment stated in the Letter Ruling, or (B) an Opinion of Counsel that is in form and substance satisfactory to Luminent, in its sole and absolute discretion, and upon which Luminent can rely (which ruling or Opinion of Counsel, as the case may be, shall be obtained at the sole cost and expense of MRV), to the effect that the proposed action or conduct, as the case may be, will not cause the Separation or any portion thereof to fail to qualify for the Tax treatment stated in the Letter Ruling.

               (v) MRV covenants, on behalf of itself and each other member of the MRV Group, that neither MRV nor any member of the MRV Group will apply for any additional IRS ruling pertaining to the Separation or any portion thereof unless, prior to so applying, MRV obtains Luminent's consent. Luminent shall be entitled to review and approve any request for, or document relating to, any such ruling prior to its submission to the IRS.

               (vi) MRV recognizes that any failure by it or any of its Affiliates to comply with their obligations under this Section 12(b) may result in additional Taxes which could cause irreparable harm to Luminent, the Luminent Affiliates and their stockholders, and that such Persons may be inadequately compensated by monetary damages for such failure. Accordingly, if MRV or any MRV Affiliate shall fail to comply with any obligation under this Section 12(b), then the Parties agree that Luminent and each Luminent Affiliate shall be entitled to specific performance by MRV or any MRV Affiliate, as the case may be, of their obligations set forth in this Section 12(b) and/or injunctive relief in addition to any other remedies.

        (c) Luminent Representations.

               (i) Luminent has reviewed the Original Ruling Request and, to the best of Luminent's knowledge, these materials, including any representations and statements concerning Luminent, its business operations, capital structure and/or organization, are complete and accurate in all material respects. Luminent shall, and shall cause each member of the Luminent Group to, comply in all material respects with each such representation and statement concerning Luminent and/or the Luminent Group made in the Ruling Request and in the Letter Ruling. Without limiting the generality of the foregoing, with respect to any representation or statement made by, or on behalf of, Luminent or the Luminent Group in connection with the Ruling Request or the Letter Ruling, and to the extent such representation or statement relates to future actions or events under their control, neither Luminent nor any member of the Luminent Group will take (or fail to take) any action during the Restricted Period that would have caused such representation or statement to be untrue if Luminent or any member of the Luminent Group had planned or intended to take (or fail to take) such action at the time such representation or statement was made by or on behalf of Luminent or the Luminent Group.


               (ii) Luminent hereby represents and warrants that it has no intention to undertake any of the transactions set forth in Section 12(d)(i)(1), below, nor does Luminent or any member of the Luminent Group have any intention to cease to engage directly in the active conduct of its trade or business (within the meaning of section 355(b)(2) of the Code).

        (d) Luminent Covenants.

               (i) Luminent covenants and agrees on behalf of itself and each other member of the Luminent Group that during the Restricted Period:

                      (1) Luminent and the members of the Luminent Group will continue to engage in the fiber optics products business and will continue to maintain a substantial portion of their respective assets and business operations as they existed immediately prior to the Distribution;

                      (2) Except as provided in Section 12(d)(iv), below, neither Luminent nor any of its Affiliates nor any of its or their respective Representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into negotiations or any contract, or consummate, any transaction or series of related or unrelated transactions with respect to:

                             a. the issuance of stock, or any instrument that
could constitute equity for Federal Income Tax purposes, of Luminent or any Affiliate thereof (or any instrument or contract with respect thereto, including options, warrants, rights or securities exercisable for, or convertible into, stock, or any instrument that could constitute equity for Federal Income Tax purposes, of Luminent or an Affiliate of Luminent) in a single transaction or in a series of related or unrelated transactions other than options and stock (A) issued pursuant to the Luminent Stock Option Plan, as approved by the Board of Directors of Luminent on _________, 2000 (without regard to subsequent amendments thereto), or (B) the issuance (or in the case of an option or other right to acquire stock, issuance and exercise) of which is not treated, pursuant to the Letter Ruling, as an "acquisition" of stock for purposes of section 355(e) of the Code;

                             b. the capital stock of, or other equity interest
in, Luminent or any of its Affiliates, including any redemptions, repurchases, stock acquisitions or stock dispositions or the dissolution, merger, consolidation or complete or partial liquidation of Luminent or any of its Affiliates (or any announcement of any such action), other than (A) stock acquisitions permitted under Section 12(d)(i)(1)a., above, and (B) normal market trading;

                             c. the transfer of assets to any Person in which
Luminent or any of its Affiliates holds, directly or indirectly, any stock, option, debt or other interest;

                             d. any disposition of assets that is outside the
ordinary course of business;

                             e. the effectuation of any recapitalization of
Luminent or any of its Affiliates, including any stock split, reverse stock split, stock dividend or other change in capital structure (other than the repayment of any indebtedness outstanding immediately after the Distribution); and

                             f. the making of any election under Treasury
Regulations promulgated under Code Section 7701, or any successor regulation or provision, or the taking of any action or the failure to take any action that could cause an entity disregarded as an entity separate from its owner for Federal Income Tax purposes not to be disregarded.

               (ii) Luminent covenants and agrees, on behalf of itself and each other member of the Luminent Group, that neither Luminent nor any other member of the Luminent Group will take any position (on a Tax Return, in a Tax proceeding or audit, or otherwise) that is inconsistent with the Ruling Request or the Letter Ruling.

               (iii) Luminent covenants and agrees, on behalf of itself and each other member of the Luminent Group, in addition to the other representations, warranties, covenants and agreements set forth in this Agreement, Luminent and each member of the Luminent Group will take, or refrain from taking, as the case may be, such actions as Luminent may require as necessary to ensure that the Separation qualifies for the intended Tax treatment, including such actions as Luminent determines may be necessary to preserve the Tax treatment set forth in the Letter Ruling. Without limiting the generality of the foregoing, Luminent covenants and agrees, on behalf of itself and each other member of the Luminent Group, that Luminent and each member of the Luminent Group shall cooperate with MRV if MRV determines to obtain additional IRS rulings with respect to the Separation or any portion thereof, including rulings pertaining to whether any actual or proposed change in facts and circumstances affects the Tax treatment of the Separation or any portion thereof, and MRV shall reimburse Luminent for reasonable third-party costs and expenses directly related to requests for additional IRS rulings that are initiated by MRV.

               (iv) Following the Distribution Date, Luminent and its Affiliates may take any action or engage in conduct otherwise prohibited by this Section 12(d) so long as prior to such action or conduct, as the case may be, Luminent obtains MRV's consent and, if MRV so requires, Luminent or MRV receives (A) a ruling from the IRS in form and substance satisfactory to MRV, in its sole and absolute discretion, and upon which MRV can rely, to the effect that the proposed action or conduct, as the case may be, will not cause the Separation or any portion thereof to fail to qualify for the Tax treatment stated in the Letter Ruling, or (B) an Opinion of Counsel that is in form and substance satisfactory to MRV, in its sole and absolute discretion, and upon which MRV can rely (which ruling or Opinion of Counsel, as the case may be, shall be obtained at the sole cost and expense of Luminent), to the effect that the proposed action or conduct, as the case may be, will not cause the Separation or any portion thereof to fail to qualify for the Tax treatment stated in the Letter Ruling.

               (v) Luminent covenants, on behalf of itself and each other member of the Luminent Group, that neither Luminent nor any member of the Luminent Group will apply for any additional IRS ruling pertaining to the Separation or any portion thereof unless, prior to applying, Luminent obtains MRV's consent. MRV shall be entitled to review and approve any request for, or document relating to, any such ruling prior to its submission to the IRS.

               (vi) Luminent recognizes that any failure by it or any of its Affiliates to comply with their obligations under this Section 12(d) may result in additional Taxes which could cause irreparable harm to MRV, the MRV Affiliates and their stockholders, and that such Persons may be inadequately compensated by monetary damages for such failure. Accordingly, if Luminent or any Luminent Affiliate shall fail to comply with any obligation under this
Section 12(d), then the Parties agree that MRV and each MRV Affiliate shall be entitled to specific performance by Luminent or any Luminent Affiliate, as the case may be, of their obligations set forth in this Section 12(d) and/or injunctive relief in addition to any other remedies.

        (e) Redetermination.

If, after the date hereof, the IRS issues Treasury Regulations under, or other guidance regarding, Section 355(e) of the Code, the Parties hereby agree to meet to review the conditions, requirements and covenants set forth in this Article 12, and to consider making appropriate revisions to this Article 12 as well as seeking any additional rulings as may be appropriate in light of such regulations or other guidance.

13. INDEMNITY OBLIGATIONS.

        (a) Breach. Luminent and MRV shall each indemnify and hold harmless the other Party and its Affiliates from and against the breach by any member of the Luminent Group or the

MRV Group, as the case may be, of any representation, covenant, statement, promise or obligation under this Agreement.

        (b) Tax Indemnification. Notwithstanding any other provision of this Agreement to the contrary:

               (i) If either of MRV or any of its Affiliates or Luminent or any of its Affiliates (collectively, jointly and severally, the "Indemnifying Parties") takes any action prohibited by Article 12, above, or violates a representation or covenant contained in Article 12, above, or takes or fails to take any other action (any such action, failure to act or violation, a "Tainting Act") and the Separation or any portion thereof fails to qualify for the Tax treatment stated in the Letter Ruling in whole or in part as a result of such Tainting Act, then the Indemnifying Parties shall (jointly and severally) indemnify and hold harmless the other party and its Affiliates (collectively, the "Indemnified Parties") against any and all Taxes and any other costs and liabilities imposed upon or incurred by the Indemnified Parties as a result of the Tainting Act, including any liability of the Indemnified Parties arising from Taxes imposed on shareholders of a party to the extent (1) any shareholder or the IRS or other Taxing Authority successfully seeks recourse against the Indemnified Parties on account of any such Tainting Act, or (2) the Indemnified Parties assume or otherwise incur any liability for such Taxes or other costs or liabilities of such shareholders;

               (ii) MRV and its Affiliates shall (jointly and severally) indemnify and hold harmless Luminent and its Affiliates for any Tax imposed upon or incurred by Luminent and its Affiliates as a direct or indirect result of any action taken after the Distribution by MRV or any of its Affiliates. In addition, if the Distribution is ultimately determined to be taxable to Luminent and/or Luminent's shareholders (other than in connection with cash in lieu of fractional shares) and MRV or its Affiliates are not otherwise required to indemnify and hold Luminent and its Affiliates harmless with respect to that determination under the other provisions of this Agreement, then MRV and its Affiliates will indemnify and hold Luminent and its Affiliates harmless for 50% (fifty percent) of any such Tax or other liability payable by Luminent and its Affiliates as a result of that determination.

               (iii) Luminent and its Affiliates shall (jointly and severally) indemnify and hold harmless MRV and its Affiliates for any Tax imposed upon or incurred by MRV and its Affiliates as a direct or indirect result of any action taken after the Distribution by Luminent or any of its Affiliates. In addition, if the Distribution is ultimately determined to be taxable to MRV and/or MRV's shareholders (other than in connection with cash in lieu of fractional shares) and Luminent or its Affiliates are not otherwise required to indemnify and hold MRV and its Affiliates harmless with respect to that determination under the other provisions of this Agreement, then Luminent and its Affiliates will indemnify and hold MRV and its Affiliates harmless for 50% (fifty percent) of any such Tax or other liability payable by MRV and its Affiliates as a result of that determination.

        (c) Tender Offer or Purchase Offer. Notwithstanding anything to the contrary set forth in this Agreement, if, during the Restricted Period, any Person or group of Persons acquires beneficial ownership of MRV or Luminent common stock (or any other class of outstanding MRV or Luminent stock) or commences a tender or other purchase offer for the capital stock of MRV or Luminent or initiates any other form of transaction to acquire directly or indirectly MRV or Luminent stock, upon consummation of which such Person or group of Persons would acquire beneficial ownership of MRV or Luminent common stock (or any other class of outstanding MRV or Luminent stock) such that the Separation or any portion thereof shall fail to qualify for the Tax treatment stated in the Letter Ruling as a result of such acquisition, tender or other purchase offer, or other form of transaction, then the Indemnifying Parties shall indemnify and hold harmless the Indemnified Parties against any and all Taxes and any other costs and liabilities imposed upon or incurred by the Indemnified Parties and/or their shareholders as a result of the failure of the Separation or any portion thereof to so qualify.

        (d) Tax Indemnity Payments. An Indemnifying Party shall make any payment or indemnity required by this Article V no later than 30 days after receipt of written notice from the Indemnified Parties of such payment or indemnity obligation, which notice shall be accompanied by a computation of the amounts due.

14. GROSS-UP FOR TAXES ON REQUIRED PAYMENTS.

If the receipt or accrual of any payment required by this Agreement is subject to any Tax, the payor shall pay an additional amount so that the total amount received by the payee, net of any applicable Taxes, equals the amount of the required payment.

15. CONFIDENTIALITY OF DOCUMENTS AND INFORMATION.

Any documents or information provided pursuant to this Agreement in connection with a tax contest or filing with a tax authority shall be provided or disclosed by the recipient only to those of its employees responsible for the tax contest or filing or to attorneys or accountants advising the recipient on these matters. Any wider dissemination of these documents or this information shall be allowed only if required by law or authorized by the party providing the documents or information.

16. DISPUTE RESOLUTION.

        (a) If a dispute, controversy or claim ("Dispute") arises between the parties relating to the interpretation or performance of this Agreement, or the grounds for the termination hereof, appropriate senior executives (e.g. director or V.P. level) of each party who shall have the authority to resolve the matter shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies. The initial meeting between the appropriate senior executives shall be referred to herein as the "Dispute Resolution Commencement Date." Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible. If the senior executives are unable to resolve the Dispute within thirty (30) days from the Dispute Resolution Commencement Date, and either party wishes to pursue its rights relating to such Dispute, then the Dispute will be mediated by a mutually acceptable mediator appointed pursuant to the mediation rules of JAMS/Endispute within thirty (30) days after written notice by one party to the other demanding non-binding mediation. Neither party may unreasonably withhold consent to the selection of a mediator or the location of the mediation. Both parties will share the costs of the mediation equally, except that each party shall bear its own costs and expenses, including attorney's fees, witness fees, travel expenses, and preparation costs. The parties may also agree to replace mediation with some other form of non-binding or binding ADR.

        (b) Any Dispute which the parties cannot resolve through mediation within ninety (90) days of the Dispute Resolution Commencement Date, unless otherwise mutually agreed, shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association ("AAA"), by three (3) arbitrators in Los Angeles County, California. Such arbitrators shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the aforesaid AAA rules. The arbitrators will be instructed to prepare and deliver a written, reasoned opinion stating their decision within thirty (30) days of the completion of the arbitration. The prevailing party in such arbitration shall be entitled to expenses, including costs and attorneys' and other professional fees, incurred in connection with the arbitration (but excluding any costs and fees associated with prior negotiation or mediation). The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction. The use of any ADR procedures will not be construed under the doctrine of laches, waiver or estoppel to adversely affect the rights of either party.

        (c) Any Dispute regarding the following is not required to be negotiated, mediated or arbitrated prior to seeking relief from a court of competent jurisdiction: breach of any obligation of confidentiality; any claim where interim relief from the court is sought to prevent serious and irreparable injury to one of the parties or to others.

        (d) Unless otherwise agreed in writing, the parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 16 with respect to all matters not subject to such dispute, controversy, or claim.

17. ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

18. GOVERNING LAW.

This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of California, excluding its conflict of law rules and the United Nations Convention on Contracts for the International Sales of Goods. The Superior Court of Los Angeles County and/or the United States District Court for the Southern District of California shall have jurisdiction and venue over all Disputes between the parties that are permitted to be brought in a court of law pursuant to Section 16.

19. NOTICES.

Notices, Demands, offers, requests or other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties to the following addresses:

        if to MRV:

                             MRV Communications, Inc.
                             20415 Nordhoff Street
                             Chatsworth, California 91311

                           Attention:  Noam Lotan, Chief Executive Officer
                           Fax:  (818)-773-0906

        if to Luminent:

                           Luminent, Inc.
                           20550 Nordhoff Street
                           Chatsworth, California 91311
                           Attention: William R. Spivey, Chief Executive Officer
                           Fax:  (818) 576-9456

Or to such other address as the party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by fax, confirmed by first class mail. All notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark.

20. COUNTERPARTS.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

21. BINDING EFFECT; ASSIGNMENT.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be enforced separately by each member of the MRV Group (defined, for this purpose, as provided in section 7.14 of the Master Separation and Distribution Agreement) and each member of the Luminent Group. Neither party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other party, and any such assignment shall be void; provided, however, either party may assign this Agreement to a successor entity in conjunction with such party's reincorporation.

22. SEVERABILITY.

If any term or any other provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

23. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

24. AMENDMENT.

No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to such agreement.

25. AUTHORITY.

Each of the parties hereto represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver, and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other actions, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general equity principles.

26. INTERPRETATION.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.



                    [ Rest of Page Intentionally Left Blank ]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first set forth above.



                                  MRV COMMUNICATIONS, INC.,
                                  a Delaware corporation


                                  By:
                                     -------------------------------------
                                      Noam Lotan, Chief Executive Officer



                                  LUMINENT, INC.,
                                  a Delaware corporation


                                  By:
                                     -------------------------------------
                                      William R. Spivey, Chief Executive Officer